FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of                                     November                                            , 20     03

_______________________________Cumberland Resources Ltd.________________________

(Translation of registrant's name into English)

950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4

(Address of principal executive officers)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No         X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cumberland Resources Ltd.

(Registrant)

Date     November, 21  2003                By /s/ "Kerry M. Curtis"

       Kerry M. Curtis, President & CEO

QUARTERLY REPORT TO SHAREHOLDERS

THIRD QUARTER 2003

#950 - 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone

   604-608-2557

Fax

   604-608-2559

Website

   www.cumberlandresources.com

Email

   info@cumberlandresources.com

November 20, 2003

Third Quarter 2003 Report to Shareholders

Cumberland Resources Ltd. is pleased to report the interim report for the nine months ended September 30, 2003.

Third Quarter 2003 Highlights

•

  Approximately 21,000 metres (230 drill holes) of diamond drilling completed as part of $10.5 million 2003 work program at Meadowbank

  Drill results continued to improve the definition of resources and were in line with or exceeded expectations

  Revisions to resources are being finalized for feasibility level open pit designs and reserve classification

  Multidisciplinary engineering and environmental programs underway as part of feasibility and mine development permitting process

  $2.1 million 2003 work program completed and fully funded by WMC International Ltd. at Meliadine West and drill results are being analyzed

  Drilling at Meliadine East intersected kimberlite bodies; analysis of drill core returned insignificant diamond contents

  $34 million raised in equity private placement

Meadowbank Gold Property, Nunavut (100% interest)

The field component of the $10.5 million 2003 work program at Meadowbank was completed in September 2003.  The program included two phases of drilling totaling approximately 21,000 metres in 230 drill holes and was designed to assemble the appropriate field data necessary for completion of a feasibility study and environmental base-line data for mine development permitting.

Recent drill results continued to meet or exceed expectations and are being incorporated into an updated resource estimate.  The revised resource estimate will be used in the feasibility study for open pit designs and reserve classification.  The feasibility study is expected to be completed in the first quarter of 2004.

Increased Meadowbank gold resources were reported in April 2003 after incorporating results from the 2002 drill program.  Preliminary open pit mining studies by international mining consultants AMEC on the revised Meadowbank resource estimate expanded the open pit potential of the property with preliminary pit designs reported in late June.  The need for underground mining at the Vault deposit has been potentially eliminated or deferred (see news release NR03-08).

Meadowbank Resources* – Q2/2003

Meadowbank Preliminary Pit Designs – June 2003 (US$325/oz)

Note: Revised preliminary designs do not include provision for mining dilution or ramps and generate a waste to ore strip ratio of 8.5:1 Mineral resources which are not reserves do not have demonstrated economic viability.

Meliadine West Gold Property, Nunavut (22% carried to production interest)

A $2.1 million 2003 work program at Meliadine West consisting of 19 infill drill holes totaling 5,400 metres was completed and fully funded by WMC International Ltd. (WMCIL) in September 2003.  All drill holes were targeted at inferred category mineralization in the Tiriganiaq deposit.   Results are being analyzed.

On October 8, 2003, Comaplex Minerals Corp (Comaplex) announced it had closed a transaction whereby it had acquired the Canadian interest of WMCIL.  WMCIL continues to hold, subject to its obligations to Cumberland, the right to perfect a 78% interest in Meliadine West by financing 100% of the property to commercial production.  Cumberland continues to enjoy the benefits of the Meliadine Mining Venture Agreement (Meliadine Agreement) dated June 5, 1995 between WMCIL, Comaplex and Cumberland, which, among other things, includes:

•

  a completely carried to production 22% participation in Meliadine West covering all exploration and development costs to the commencement of commercial production and the cost of any production expansion thereafter;

  annual payments to Cumberland which equal $500,000 each in 2004 and 2005 and $1,500,000 each year thereafter until either production commences or the agreement is terminated;

  6% of net proceeds to Cumberland immediately upon commercial production; and

  the right of first offer, with respect to any proposed sale of a party’s interest under the Meliadine Agreement.

Meliadine East Gold Property, Nunavut (50% interest)

A $625,000 program, shared on a 50/50 joint venture basis with partner Comaplex Minerals Corp., drill tested priority targets defined by airborne geophysical surveys and till samples collected in 2002.  The 2003 diamond drilling program was completed in mid-June with kimberlite intersected in 14 of the 16 holes completed.  Drill core samples from one kimberlite body contained three microdiamonds, which are considered to be insignificant.  Diamond indicator minerals are being analyzed and, until this work is completed, no further work is proposed.

Financings

Cumberland closed a private placement of 10 million units at $3.10 per unit and one million flow through shares at $3.30 per flow through share, for gross proceeds of $34,300,000, net proceeds to Cumberland of $32,525,000.

Financial Highlights

Cumberland’s exploration costs for third quarter 2003 were $3,265,246, compared to $3,345,401 for third quarter 2002.  Exploration costs for the nine months ended September 30, 2003 increased to $9,979,984, compared to $6,772,639 for nine months ended September 30, 2002 as a result of the substantial increase in exploration, engineering and environmental studies related to feasibility activities at Meadowbank in 2003.  Exploration costs are normally higher in the second and third quarters as the Company’s drilling season usually runs from April to September.  As a result of the increase in exploration activity, Cumberland had a net loss of $10,171,892 for the nine months ended September 30, 2003, as compared to a net loss of $7,085,559 for the nine months ended September 30, 2002.  At September 30, 2003, the Company had working capital of approximately $46.6 million.

Cumberland is a mineral exploration and development company which holds interests in two of the largest undeveloped gold properties in Canada:  Meadowbank (100%) and Meliadine West (22% carried to production).  Cumberland is well financed and is advancing the Meadowbank property to production.  The Company is currently evaluating a 10 year open pit mine plan based on a  preliminary assessment** completed in January 2002, which indicated the Meadowbank property could support a production rate of approximately 250,000 ounces per year at an estimated cash cost of US$168 per ounce over an eight year mine life.  A feasibility study was initiated in October 2002 and is expected to be completed in early 2004.

CUMBERLAND RESOURCES LTD.

__________________________________

“Kerry M. Curtis, B.Sc., P.Geo.”

President and CEO

For further information contact:

Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

*Second quarter 2003 resource estimates are in accordance with National Instrument 43-101.  Resource classification conforms to CIM Standards on Mineral Resources and Reserves (August 2000).

**Cautionary Note:  The preliminary assessment completed in January 2002 is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment includes approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company has issued a Technical Report which is available at www.sedar.com for review.

This document contains certain forward looking statements which involve known and unknown risks, delays, and uncertainties not under the Corporation’s control which may cause actual results, performance or achievements of the Corporation to be materially different from the results, performance or expectations implied by these forward looking statements.

FINANCIAL STATEMENTS

CUMBERLAND RESOURCES LTD.

(unaudited)

September 30, 2003

Cumberland Resources Ltd.

Balance Sheets

(unaudited)

Cumberland Resources Ltd.

Statements of Loss and Deficit

(unaudited)

(expressed in Canadian funds)

	Three months ended Sept 30		Nine months ended Sept 30	
	2003	**2002**	**2003**	**2002**
	$	$	$	**$**
REVENUE				
Interest and other revenue	**371,106**	150,828	**684,632**	271,252
Gain on sale of investments	**30,918**	-	**30,918**	-
Share of (loss) of equity accounted investee	**-**	-	**-**	(9,616)
	402,024	150,828	**715,550**	261,636
MINERAL CLAIMS, OPTIONS AND EXPLORATION COSTS				
Option payments received	**-**	-	**(500,000)**	(500,000)
Exploration costs	**3,265,246**	3,345,401	**9,979,984**	6,772,639
	3,265,246	3,345,401	**9,479,984**	6,272,639
INTEREST EXPENSE	**17,360**	3,858	**23,854**	7,954
ADMINISTRATIVE EXPENSES				
Depreciation, depletion and amortization	**6,286**	5,202	**18,040**	14,745
Insurance	**16,525**	13,718	**49,575**	40,149
Legal, audit and accounting	**98,949**	18,789	**162,472**	83,868
Other fees and taxes	**8,601**	412	**106,894**	47,284
Office and miscellaneous	**199,537**	100,524	**357,288**	199,227
Investor and public relations	**179,266**	91,758	**391,471**	227,625
Employee compensation	**123,016**	61,931	**297,864**	192,270
	632,180	292,334	**1,383,604**	805,168
Loss for the period before other item	**3,512,762**	3,490,765	**10,171,892**	6,824,125
OTHER ITEM				
Write down of investment	**-**	-	**-**	261,434
Loss for the period	**3,512,762**	3,490,765	**10,171,892**	7,085,559
Deficit, beginning of period	**46,735,510**	34,222,286	**40,076,380**	29,626,720
Share issue costs	**1,937,146**	30,096	**1,937,146**	1,030,868
Deficit, end of period	**52,185,418**	37,743,147	**52,185,418**	37,743,147
Net loss per share, basic and fully diluted	**$0.07**	$0.10	**$0.23**	$0.22
Weighted average number of common shares outstanding	**52,784,975**	35,858,102	**44,117,929**	32,674,036

See accompanying notes

Cumberland Resources Ltd.

Statements of Cash Flows

(unaudited)

Cumberland Resources Ltd.

Notes to Financial Statements

September 30, 2003

(unaudited)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and accordingly do not include all disclosure required for annual financial statement.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered for a fair presentation have been included.  Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the result that may be expected for the full year ending December 31, 2003.

These statements should be read in conjunction with the December 31, 2002 annual financial statements, including the accounting policies and notes thereto, included in the Annual Report for the year ended December 31, 2002.  These financial statements reflect the same significant accounting policies as those described in the notes to the audited financial statements of Cumberland Resources Ltd. (“the Company”) for the year ended December 31, 2002.

Certain amounts for 2002 have been reclassified to conform with the current year’s presentation.

2. CASH AND CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

Cash and cash equivalents include cash and Canadian dollar denominated investments in investment grade debt and banker's acceptances with maturities to November 2003.  The counterparties are Canadian financial institutions.  At September 30, 2003, these instruments were yielding a weighted average interest rate of 2.5% per annum.

Short-term investments comprise Canadian dollar denominated investments in investment grade debt and banker's acceptances with maturities to September 2004.  The counterparties include provincial and federal governments and Canadian financial institutions.  At September 30, 2003, these instruments were yielding a weighted average interest rate of 3.1% per annum.  The fair value of the short-term investments based on quoted market prices approximates their carrying values.

3. SHARE CAPITAL

Authorized

100,000,000 common shares with no par value.

[a]

Issued

Common shares have been issued for the following consideration:

The flow through shares issued effectively pass on tax credits associated with the Canadian Exploration Expenditures (as defined in the Canadian Income Tax Act) funded by the proceeds of the shares. The entire amount of the proceeds were renounced to the subscribers as tax benefits. As at September 30, 2003, $2,137,000 (December 31, 2002 - $6,500,000) is included in cash, cash equivalents and short term investments in respect of flow through share funds. The expenditure of these funds is committed to Canadian exploration activities. For future income tax purposes, the taxable benefits renounced can only be recognized when the exploration expenditures to which they relate have been incurred.

[b]

Warrants

At September 30, 2003 there are 5,569,533 (December 31, 2002 – 3,797,520) warrants outstanding to purchase 5,569,533 (December 31, 2002 – 3,297,520) shares of the Company at an average weighted price of $3.70 (December 31, 2002 – $2.62) expiring at varying dates to July 29, 2004.

[c]

Stock options

Under the Cumberland Resources Stock Option Plan of 1995, options to purchase common shares of the Company may be granted to employees and directors of the Company for terms up to ten years at an exercise price equal to the market price prevailing on the day immediately preceding the date of the grant.

At September 30, 2003 there are options outstanding and exercisable to issue 2,772,500 shares of the Company. The price of these options ranges from $0.75 to $3.56, with an average weighted price of $1.93 and their expiry dates range from January 27, 2004 to May 13, 2113. At September 30, 2003, 3,487,300 common shares were reserved for issuance pursuant to the employee incentive share option plan.

The following table summarizes information about the share options outstanding:

The company has elected not to use the fair value methods of accounting for stock options. Accordingly during the period, no compensation costs were recorded in the statement of loss for options granted to employees and directors. Had compensation costs been determined using the fair value based method at the grant dates, the Company’s pro forma net loss per share would have been as follows:

The compensation costs reflected in these pro forma amounts were calculated using the Black-Scholes option pricing model assuming risk-free interest rates between 3.72% and 4.27%, a dividend yield of 0%, an expected volatility of between 60% and 70% and expected lives of stock options of between 4.5 and 7.25 years.

4. CAPITAL LEASES

The Company entered into two capital lease agreements at weighted interest rates of 8.52%.  The obligation at September 30, 2003 is as follows:

Future capital lease payments are as follows:

2003	101,243
2004	404,973
2005	404,973
2006	204,995
1,116,184

5. COMMITMENTS AND CONTINGENCIES

The Company has a non-recourse, contingent loan balance of approximately $13.5 million at September 30, 2003. This loan will be repaid only if commercial production at Meliadine West is achieved and will be paid only out of production cash flow (as defined in the joint venture agreement).

The Company is committed to spend $2,137,000 on Canadian Exploration Expenditures (as defined by the Canadian Income Tax Act) by December 31, 2004.

Although the ultimate amount of future site restoration costs to be incurred for existing exploration interests is uncertain, Cumberland Resources has estimated its share of these costs to be $340,000 as at September 30, 2003.

Short term investments include an amount of $38,622 in respect of a government bond arising from the land use agreement entered into with Kivalliq Inuit Association for protection against environmental accidents.

The Company has committed under an operating lease agreement, to use certain third party mobile equipment between 2004 and 2006 at a minimum cost of $4.16 million.

The Company has two employment contracts in place that provide for the payment of specific bonus amounts should certain financial and operating milestones with respect to the Meadowbank Project be attained in the future. The estimated contingent payment with respect to such bonuses is approximately $0.8 million, none of which has been accrued as of September 30, 2003.

Cumberland Resources Ltd.

Management’s Discussion and Analysis

OVERVIEW

The Company is engaged in the development and exploration of mineral properties.  The Company’s current activities are focused on the Meadowbank gold property, which is in the feasibility stage, located in Nunavut Territory, Canada.

OPERATING SUMMARY

In September 2003, the Company completed the field component of the $10.5 million 2003 work program at the Meadowbank gold property. The program included two phases of drilling totaling approximately 21,000 metres and was designed to complete feasibility and mine permitting requirements as well as a substantial field exploration program.

FINANCIAL SUMMARY

The Company’s operations for the nine months ended September 30, 2003 and the three months ended September 30, 2003 together with the comparative numbers from the 2002 year are summarized below:

The Company has no operating revenues, as it has not commenced mining operations. The major component of the Company’s net loss for all periods is exploration costs which, under the Company’s accounting policies, are expensed. Exploration costs are normally higher in the second and third quarters as the Company’s drilling season usually occurs from April to September. The majority of expenditures for all comparative periods were incurred on the Company’s 100% owned Meadowbank property. The significant increase for 2003 reflects the improved economic forecasts the property generated in early 2002 and the resulting rapid acceleration of the Company’s exploration and feasibility program at Meadowbank, which is discussed above in the Operating Summary. The feasibility study for Meadowbank is expected to be completed in early 2004.

In addition to its work at Meadowbank, during the second quarter of 2003, the Company completed a small drill program at Meliadine East, at a cost of approximately $300,000 to the Company. This program was designed to follow up a diamond indicator exploration program undertaken in 2002. No significant results were received from the caustic fusion of the drill core from the kimberlite pipes tested. No further programs are contemplated at this time.

The Company’s 22% share of the exploration costs at Meliadine West was financed by way of a non-recourse loan from the property operator, WMC International Ltd. (WMCIL).  There was little activity on the property in 2002. In September 2003 a $2.1 million drill program was completed on the property.

The increase in interest and other income for all comparative periods was due to higher average cash and cash equivalents balances in the 2003 periods. The Company received a $500,000 option payment on its Meliadine West property in the first three months of both 2003 and 2002. The increase in administrative expenses for all comparative periods reflects the increased level of activity and management staff in 2003 and the greater emphasis placed on public relations, including investor relations activities and financing activities.

Capital Resources and Liquidity

The Company’s initial budget for its Meadowbank property for 2003 was $10.5 million. The 2003 program is designed to complete feasibility and mine permitting requirements at Meadowbank, and also included a substantial field exploration program. The field portion of this program has been completed. In the third quarter of 2003, the Company purchased and transported supplies and equipment necessary for infrastructure development to facilitate the construction of the Meadowbank project. The total costs incurred were $2.65 million, of which $980,000 was financed by capital lease.

The 2003 budget for the 50% owned Meliadine East property was $625,000 shared on a 50/50 basis with a joint venture partner. This field program has been completed.  At Meliadine West, WMCIL was obligated to fund the Company’s share of any expenditures by way of non-recourse loans. These loans are repayable only from the Company’s ultimate share of any revenues from the project.  A 5400 metre infill drill program consisting of 19 drill holes was completed on the project during the third quarter.  On October 8, 2003 Comaplex Minerals Corp announced that it had closed a transaction whereby it had acquired WMCIL.  WMCIL continues to hold, subject to its obligations to the Company, the right to perfect a 78% interest in the Meliadine West project by financing 100% of the project to commercial production.

In the nine months ended September 30, 2003, the Company received $6.5 million from the exercise of warrants and $1.8 million from the exercise of stock options. On July 30, 2003 the Company closed a private placement of ten million units at $3.10 per unit and one million flow through shares at $3.30 per share, for gross proceeds of $34,300,000, net proceeds to the Company of $32,525,000. Each unit consisted of a share and one half of a share purchase warrant. Each whole warrant entitles the holder to subscribe for one additional common share at a price of $3.75 until July 29, 2004 unless the closing price of the Company’s shares trade on the TSX at $4.25 or more during any twenty consecutive days during the period commencing November 29, 2003 and ending March 29, 2004, in which case the Warrants will expire on the later of April 29, 2004 and the date which is twenty-five days following the giving of notice by the Company to the Warrant holders.

At September 30, 2003, the Company had approximately $46.6 million in working capital, including $2.1 million in flow through funds, which must be spent on Canadian exploration activities by December 31, 2004.

If ultimately the decision is made, following the feasibility study at Meadowbank, to develop a mining operation, substantial long term financing will be required.